Mail Stop 7010

      August 23, 2005

Mr. Henry Schnurbach
Polyair Inter Pack Inc.
330 Humberline Drive
Toronto, Ontario M9W 1R5

      Re:	Polyair Inter Pack Inc.
		Form 20-F for the year ended October 31, 2004
      Filed May 2, 2005
      File No. 0-29528

Dear Mr. Schnurbach:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED OCTOBER 31, 2004

Financial Statements for the Fiscal Year Ended October 31, 2004

Note 14 - Related Party Transactions

1. We note your disclosures about the put/call agreement that you have with a related party concerning the contaminated land that you acquired from Jacuzzi in 2003. We have the following comments:

* We read that the purchase price will be paid in cash on closing subject to a five year, non-interest bearing vendor take-back mortgage. Please explain these sales terms to us in more detail. Clarify for us if the property will be purchased by the related party with cash, a note, or a combination of the two, and clarify the amounts to be paid through each of these.

* Please update us on whether your lenders have granted approval for the conveyance of this property. If applicable, please tell us your expectations for whether such approval will be granted in the future.

* We read that upon execution of the sale of this land, you have committed to enter into a leaseback transaction with the related party purchaser for a period of 10 years, subject to a five year extension. Please tell us how you intend to account for this leaseback under US GAAP. Tell us whether you believe your commitment to reimburse the purchaser for future environmental remediation costs that he incurs related to this land represents "continuing involvement" as contemplated by paragraphs 10-12 of SFAS 98.

* Please revise future filings to address each of the above concerns.

Note 22 - Generally Accepted Accounting Principles in Canada and the
United States

2. We note your disclosures about environmental liabilities in Item
4D of Form 20-F and in Note 14 to your financial statements.
Please
tell us, and revise future filings to include, the following information related to environmental liabilities.

* Your accounting policy for recording environmental liabilities under both US and Canadian GAAP. Refer to SFAS 5 and SOP 96-1 for US
GAAP purposes.

* The amount accrued on your balance sheet for environmental liabilities at year end.

* If the amount accrued at October 31, 2004 was less than US $0.3 million, please tell us how you determined a lesser amount was appropriate in light of your put/call agreement on the contaminated land that provides for a minimum credit to the purchaser of US
$0.3
million as payment for the assumption of all environmental remediation obligations for this property. This agreement appears to indicate that you believe US $0.3 million of environmental remediation costs for this property are probable.


* The range for reasonably possible remediation obligations in excess of the amount accrued. In this regard, it appears from your disclosures about the put/call agreement that you have set a maximum limit for your additional reimbursements to the purchaser for his future remediation costs, i.e. the full amount of the vendor take-back mortgage. We assume that this maximum reimbursement represents the upper range of your estimate for reasonably possible additional obligations.


*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691 or the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. Henry Schnurbach
Polyair Inter Pack Inc.
August 23, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE